Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: FVNB Corp.

Commission File No. 333-190517

F&M Bancorporation Inc.

Commission File No. 1-35388

Prosperity Bancshares, Inc.® Reports Strong Third Quarter 2013 Earnings

- Third quarter 2013 earnings per share (diluted) increased 11.0% to $0.91 compared with the third quarter 2012

- Net income increased $9.102 million or 19.7% compared with the third quarter 2012

- Announced the pending acquisitions of First Victoria National Bank headquartered in Victoria, Texas and The F&M Bank & Trust Company headquartered in Tulsa, Oklahoma

- Nonperforming assets remain low at 0.09% of third quarter average earning assets

- Deposits increased $1.501 billion or 13.7% compared with the third quarter 2012

- Loans increased $1.103 billion or 21.7% compared with the third quarter 2012

- Organic loan growth of 2.5% (10.0% annualized) on a linked quarter basis

- Dividend increased 11.6% to $0.96 annually from $0.86 annually

HOUSTON, Oct. 23, 2013 /PRNewswire/ -- Prosperity Bancshares, Inc.® (NYSE: PB), the parent company of Prosperity Bank®, reported net income for the quarter ended September 30, 2013, of $55.278 million or $0.91 per diluted common share, an increase in net income of $9.102 million or 19.7%, compared with $46.176 million, and an increase in diluted earnings per share of 11.0%, compared with $0.82 per diluted common share for the same period in 2012.

"I am once again pleased to announce record earnings of $55.278 million for the third quarter of 2013, as well as record earnings per diluted share of $0.91, representing an 11.0% increase over the same period last year. During the last year, our bank has experienced significant growth, with total assets increasing $2.342 billion, or 17.1%, compared with the same quarter last year," said David Zalman, Prosperity's Chairman and Chief Executive Officer.

"During the past quarter, we announced the signing of definitive merger agreements with FVNB Corp. and its wholly-owned subsidiary First Victoria National Bank headquartered in Victoria, Texas and with F&M Bancorporation Inc. and its wholly- owned subsidiary The F&M Bank & Trust Company headquartered in Tulsa, Oklahoma," continued Zalman. Combined, these banks have approximately $4.943 billion in total assets as of September 30, 2013.

"We are proud to announce that we increased our annual dividend again this year 11.6% to $0.96 annually. We have increased our dividend every year since 1999. We are also pleased with our organic loan growth of 2.5% (10.0% annualized) on a linked quarter basis. We continue to see that customers are investing more in their businesses by taking out more loans and using their deposits on hand to grow their business," added Zalman.

"I would like to congratulate our team of associates and board members on another successful quarter and thank them for their ongoing hard work, insight and dedication. We would also like to express appreciation to our customers for their continued loyalty to the bank," concluded Zalman.

Prosperity's management uses certain non−GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Prosperity reviews tangible book value per share, return on average tangible common equity and the tangible equity to tangible assets ratio. In addition, due to the application of purchase accounting, Prosperity uses certain non-GAAP measures and ratios that exclude the impact of these items to evaluate its allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20 and 310-30). Prosperity has included in this Earnings Release information relating to these non-GAAP financial measures for the applicable periods presented. Please refer to the "Notes to Selected Financial Data" at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures.

Results of operations for the three months ended September 30, 2013

For the three months ended September 30, 2013, net income was $55.278 million compared with $46.176 million for the same period in 2012. Net income per diluted common share was $0.91 for the three months ended September 30, 2013 compared with $0.82 for the same period in 2012. Annualized returns on average assets, average common equity and average tangible common equity for the three months ended September 30, 2013 were 1.37%, 9.31% and 22.14%, respectively. Prosperity's efficiency ratio (excluding credit loss provisions, net gains and losses on the sale of assets and securities and taxes) was 41.59% for the three months ended September 30, 2013.

Net interest income before provision for credit losses for the quarter ended September 30, 2013, increased 18.4% to $126.533 million compared with $106.893 million during the same period in 2012. The increase was primarily due to a 15.3% increase in average interest-earning assets for the same period. Linked quarter net interest income before provision for credit losses increased 6.6% or $7.791 million to $126.533 million compared with $118.742 million during the three months ended June 30, 2013. The net interest margin on a tax equivalent basis increased to 3.59% for the three months ended September 30, 2013, compared with 3.52% for the same period in 2012 and 3.43% for the three months ended June 30, 2013.

Noninterest income decreased $2.274 million or 9.5% to $21.554 million for the three months ended September 30, 2013, compared with $23.828 million for the same period in 2012. The decrease was primarily due to a decrease in debit card income as a result of a Durbin Amendment that became effective on July 1, 2013. This Federal Reserve rule is applicable to financial institutions that have assets of $10 billion or more and imposes limits on the amount of interchange, or swipe, fees that can be collected. On a linked quarter basis, noninterest income decreased 14.7% or $3.720 million.

Noninterest expense increased $1.295 million or 2.1% to $61.537 million for the three months ended September 30, 2013, compared with $60.242 million for the same period in 2012. The increase is primarily due to additional noninterest expenses associated with the acquisition of Coppermark Bancshares, Inc. ("Coppermark Bank") on April 1, 2013. On a linked quarter basis, noninterest expense increased 0.4% or $237 thousand due to one-time pre-tax merger expenses of $308 thousand primarily related to the Coppermark Bank and First Victoria National Bank ("FVNB") acquisitions.

Average loans increased 19.4% or $1.004 billion to $6.173 billion for the quarter ended September 30, 2013, compared with $5.169 billion for the same period in 2012. On a linked quarter basis, average loans increased 1.0% (4.0% annualized) or $58.796 million from $6.115 billion at June 30, 2013. Average deposits increased 14.6% to $12.432 billion for the quarter ended September 30, 2013, compared with $10.846 billion for the same period of 2012.

Loans at September 30, 2013 were $6.183 billion, an increase of $1.103 billion or 21.7%, compared with $5.079 billion at September 30, 2012. On a linked quarter basis, loans increased $10.106 million or 0.2% (0.7% annualized) from $6.172 billion at June 30, 2013. Deposits at September 30, 2013 were $12.456 billion, an increase of $1.501 billion or 13.7% compared with $10.955 billion at September 30, 2012.

Results of operations for the nine months ended September 30, 2013

For the nine months ended September 30, 2013, net income was $158.427 million compared with $119.635 million for the same period in 2012. Net income per diluted common share was $2.67 for the nine months ended September 30, 2013 compared with $2.37 for the same period in 2012. Returns on average assets, average common equity and average tangible common equity, each on an annualized basis, for the nine months ended September 30, 2013 were 1.35%, 9.29%, and 22.21%, respectively. Prosperity's efficiency ratio (excluding credit loss provisions, net gains and losses on the sale of assets and securities and taxes) was 42.16% for the nine months ended September 30, 2013.

Net interest income before provision for credit losses for the nine months ended September 30, 2013 increased $80.952 million or 29.7% to $353.357 million compared with $272.405 million during the same period in 2012. The increase was attributable primarily to a 33.3% increase in average earning assets over the same period.

Noninterest income increased $18.840 million or 36.6% to $70.269 million for the nine months ended September 30, 2013 compared with $51.429 million for the same period in 2012. The increase was primarily due to increased NSF fees and service charges and the additional products and services acquired through the acquisition of American State Bank ("ASB") on July 1, 2012. The increase in fees and service charges was mainly the result of the additional accounts acquired in the acquisitions consummated in 2012 and 2013.

Noninterest expense increased $37.115 million or 26.2% to $178.604 million for the nine months ended September 30, 2013 compared with $141.489 million for the same period in 2012. This increase was primarily attributable to the increase in salaries and benefits as a result of the completion of four acquisitions over the past year. Additionally, total noninterest expense for the nine months ended September 30, 2013 included one-time pre-tax merger expenses of $1.170 million.

Average loans increased 36.0% or $1.550 billion to $5.854 billion for the nine months ended September 30, 2013, compared with $4.304 billion for the same period in 2012. Average deposits increased 33.0% to $12.294 billion for the nine months ended September 30, 2013, compared with $9.242 billion for the same period in 2012.

The table below provides detail on loans acquired and deposits assumed in the ASB, Community National Bank ("Community National"), East Texas Financial Services and Coppermark Bank transactions completed on July 1, 2012, October 1, 2012, January 1, 2013 and April 1, 2013, respectively:

Balance Sheet Data (at period end)
(In thousands)
	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Loans acquired (including new production since respective acquisition dates):
ASB	$ 961,746	$ 967,732	$ 974,223	$ 1,068,077	$ 1,131,005
Community National	62,673	61,722	61,966	63,940	-
East Texas Financial Services	104,403	111,626	117,863	-	-
Coppermark Bank	688,656	772,965	-	-	-
All other	4,365,111	4,258,438	4,108,972	4,047,923	3,948,098
Total loans	$ 6,182,589	$ 6,172,483	$ 5,263,024	$ 5,179,940	$ 5,079,103

Deposits assumed (including new deposits since respective acquisition dates):
ASB	$ 2,370,287	$ 2,367,198	$ 2,461,485	$ 2,510,855	$ 2,518,178
Community National	154,378	156,210	156,274	160,404	-
East Texas Financial Services	90,649	88,289	98,359	-	-
Coppermark Bank	1,073,567	1,087,137	-	-	-
All other	8,766,918	8,809,816	8,997,349	8,970,585	8,436,419
Total deposits	$ 12,455,799	$ 12,508,650	$ 11,713,467	$ 11,641,844	$ 10,954,597

As reflected in the table above, loan and deposit growth was impacted by the acquisitions of ASB, Community National, East Texas Financial Services and Coppermark Bank. Excluding loans acquired in these acquisitions and new production at the acquired banking centers since the respective acquisition dates, loans at September 30, 2013 grew 10.6% compared with September 30, 2012 and 2.5% (10.0% annualized) on a linked quarter basis. Excluding deposits assumed in these acquisitions and new deposits generated at the acquired banking centers since the respective acquisition dates, deposits at September 30, 2013 grew 3.9% compared with September 30, 2012 and decreased 0.5% on a linked quarter basis.

At September 30, 2013, Prosperity had $16.054 billion in total assets, $6.183 billion in loans and $12.456 billion in deposits. Assets, loans and deposits at September 30, 2013 increased by 17.1%, 21.7% and 13.7%, respectively, compared with their respective levels at September 30, 2012.

Asset Quality

Nonperforming assets totaled $12.687 million or 0.09% of quarterly average earning assets at September 30, 2013, compared with $14.051 million or 0.11% of quarterly average earning assets at September 30, 2012, and $14.864 million or 0.11% of quarterly average earning assets at June 30, 2013. The allowance for credit losses was 0.97% of total loans at September 30, 2013, 1.00% of total loans at September 30, 2012 and 0.91% of total loans at June 30, 2013. Excluding loans acquired that are accounted for under ASC Topics 310-20 and 310-30, the allowance for credit losses was 1.20% and 1.18% of remaining loans as of September 30, 2013 and June 30, 2013, respectively. Refer to the "Notes to Selected Financial Data" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.

The provision for credit losses was $4.025 million for the three months ended September 30, 2013 compared with $2.550 million for the three months ended June 30, 2013 and $1.800 million for the three months ended September 30, 2012. Net charge offs were $288 thousand for the three months ended September 30, 2013 compared with $1.423 million for the three months ended June 30, 2013 and $1.255 million for the three months ended September 30, 2012.

Conference Call

Prosperity's management team will host a conference call on Wednesday, October 23, 2013 at 10:30 a.m. Eastern Daylight Time (9:30 a.m. Central Daylight Time) to discuss Prosperity's third quarter 2013 earnings. Individuals and investment professionals may participate in the call by dialing 866-952-1906, the reference code is PBUS.

Alternatively, individuals may listen to the live webcast of the presentation by visiting Prosperity's website at http://www.prosperitybankusa.com. The webcast may be accessed directly from Prosperity's home page by clicking the "About Us" tab and then the "Presentations & Calls" link.

Dividend

Prosperity Bancshares, Inc. declared a fourth quarter cash dividend of $0.240, an increase of 11.6% over the third quarter dividend of $0.215, to be paid on January 2, 2014 to all shareholders of record as of December 16, 2013.

Pending Acquisition of F&M Bancorporation

On August 29, 2013, Prosperity announced the signing of a definitive merger agreement with F&M Bancorporation Inc. ("FMBC") and its wholly-owned subsidiary The F&M Bank & Trust Company ("F&M Bank") headquartered in Tulsa, Oklahoma. F&M Bank operates 13 banking offices; 10 in Tulsa, Oklahoma and surrounding areas and 3 in Dallas, Texas. As of September 30, 2013, FMBC on a consolidated basis, reported total assets of $2.470 billion, total loans of $1.882 billion and total deposits of $2.257 billion.

Under the terms of the definitive agreement, Prosperity will issue approximately 3,298,246 shares of Prosperity common stock plus $47.000 million in cash for all outstanding shares of FMBC capital stock, subject to certain conditions and potential adjustments. The transaction is subject to customary closing conditions, including the receipt of customary regulatory approvals and approval by FMBC's shareholders.

Pending Acquisition of FVNB Corp.

On July 1, 2013, Prosperity announced the signing of a definitive merger agreement with FVNB Corp. and its wholly-owned subsidiary First Victoria National Bank (collectively referred to as "FVNB") headquartered in Victoria, Texas. First Victoria National Bank operates 34 banking offices; 4 in Victoria, Texas; 7 in the South Texas area including Corpus Christi; 6 in the Bryan/College Station area; 5 in the Central Texas area including New Braunfels; and 12 in the Houston area including The Woodlands and Huntsville. As of September 30, 2013, FVNB, on a consolidated basis, reported total assets of $2.473 billion, total loans of $1.648 billion and total deposits of $2.195 billion.

Under the terms of the definitive agreement, Prosperity will issue approximately 5,570,818 shares of Prosperity common stock plus $91.250 million in cash for all outstanding shares of FVNB Corp. capital stock, subject to certain conditions and potential adjustments. The transaction is subject to customary closing conditions. Prosperity Bank has received approval of the transaction from the FDIC and Texas Department of Banking and FVNB Corp.'s shareholders have approved the merger agreement and merger. Prosperity expects the merger to be consummated in the fourth quarter of 2013.

Acquisition of Coppermark Bancshares, Inc.

On April 1, 2013, Prosperity completed the previously announced acquisition of Coppermark Bancshares, Inc. and its wholly-owned subsidiary, Coppermark Bank ("Coppermark") headquartered in Oklahoma City, Oklahoma. Coppermark operated nine (9) full-service banking offices; six (6) in Oklahoma City, Oklahoma and surrounding areas and three (3) in the Dallas, Texas area. As of March 31, 2013, Coppermark reported, on a consolidated basis, total assets of $1.2 billion, total loans of $847.6 million and total deposits of $1.1 billion.

Pursuant to the terms of the acquisition agreement, Prosperity issued 3,258,718 shares of Prosperity common stock plus $60.0 million in cash for all outstanding shares of Coppermark Bancshares capital stock, which resulted in a premium of $91.7 million.

Acquisition of East Texas Financial Services, Inc.

On January 1, 2013, Prosperity completed the previously announced acquisition of East Texas Financial Services, Inc. (OTC BB: FFBT) and its wholly-owned subsidiary, First Federal Bank Texas ("Firstbank"). Firstbank operated four (4) banking offices in the Tyler MSA, including three locations in Tyler, Texas and one location in Gilmer, Texas. As of December 31, 2012, East Texas Financial Services reported, on a consolidated basis, total assets of $165.0 million, total loans of $129.3 million and total deposits of $112.3 million.

Pursuant to the terms of the acquisition agreement, Prosperity issued 530,940 shares of Prosperity common stock for all outstanding shares of East Texas Financial Services capital stock, which resulted in a premium of $7.0 million.

Acquisition of Community National Bank

On October 1, 2012, Prosperity completed the previously announced acquisition of Community National Bank, Bellaire, Texas. Community National operated one (1) banking office in Bellaire, Texas, in the Houston Metropolitan Area. As of September 30, 2012, Community National reported total assets of $183.0 million, total loans of $68.0 million and total deposits of $164.6 million.

Pursuant to the terms of the acquisition agreement, Prosperity issued 372,282 shares of Prosperity common stock plus $11.4 million in cash for all outstanding shares of Community National capital stock, which resulted in a premium of $10.6 million.

Acquisition of American State Financial Corporation

On July 1, 2012, Prosperity completed the previously announced acquisition of American State Financial Corporation and its wholly-owned subsidiary American State Bank. American State Bank operated thirty-seven (37) full-service banking offices in eighteen (18) counties across West Texas. As of June 30, 2012, ASB, on a consolidated basis, reported total assets of $3.2 billion, total loans of $1.2 billion and total deposits of $2.5 billion.

Pursuant to the terms of the acquisition agreement, Prosperity issued 8,524,835 shares of Prosperity common stock plus $178.5 million in cash for all outstanding shares of American State Financial Corporation capital stock, which resulted in a premium of $240.4 million.

Prosperity Bancshares, Inc. ®

Prosperity Bancshares Inc. ® is a $16.054 billion Houston, Texas based regional financial holding company, formed in 1983. Operating under a community banking philosophy and seeking to develop broad customer relationships based on service and convenience, Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of small and medium sized businesses and consumers. In addition to established banking products, Prosperity offers a complete line of services including: Internet Banking services at http://www.prosperitybankusa.com, Retail Brokerage Services, MasterMoney Debit Cards, 24 hour voice response banking, Trust and Wealth Management; and Mobile Banking. Prosperity currently operates 218 full-service banking locations; 57 in the Houston area; 20 in the South Texas area including Corpus Christi and Victoria; 35 in the Dallas/Fort Worth area; 22 in the East Texas area; 34 in the Central Texas area including Austin and San Antonio; 34 in the West Texas area including Lubbock, Midland-Odessa and Abilene; 10 in the Bryan/College Station area and 6 in the Central Oklahoma area.

Bryan/College Station Area -	Midway	First Colony	Goliad
	Plano	Gessner	Kingsville
Bryan	Preston Forest	Gladebrook	Mathis
Bryan-East	Preston Road	Heights	Padre Island
Bryan-North	Red Oak	Highway 6 West	Palacios
Caldwell	Sachse	Hillcroft	Port Lavaca
College Station	The Colony	Little York	Portland
Greens Prairie	Turtle Creek	Medical Center	Rockport
Madisonville	Westmoreland	Memorial Drive	Sinton
Navasota		Northside	Victoria
Rock Prairie	Fort Worth -	Pasadena	Victoria-North
Wellborn Road	Haltom City	Pecan Grove
	Keller	River Oaks	West Texas Area -
Central Texas Area -	Roanoke	Royal Oaks
	Stockyards	Sugar Land	Abilene -
Austin -		SW Medical Center	Antilley Road
183	Other Dallas/Fort Worth Locations -	Tanglewood	Barrow Street
Allandale	Arlington	Uptown	Cypress Street
Cedar Park	Azle	Waugh Drive	Judge Ely
Congress	Ennis	West University	Mockingbird
Lakeway	Gainesville	Woodcreek
Liberty Hill	Glen Rose		Lubbock -
Northland	Granbury		4th Street
Oak Hill	Mesquite	Other Houston Area Locations -	66th Street
Parmer Lane	Muenster	Angleton	82nd Street
Research Blvd	Sanger	Bay City	86th Street
Westlake	Waxahachie	Beaumont	98th Street
	Weatherford	Cinco Ranch	Avenue Q
Other Central Texas Locations -		Cleveland	North University
Bastrop	East Texas Area -	East Bernard	Texas Tech Student Union
Cuero		El Campo
Dime Box	Athens	Dayton	Midland -
Dripping Springs	Blooming Grove	Galveston	Wadley
Elgin	Canton	Groves	Wall Street
Flatonia	Carthage	Hempstead
Georgetown	Corsicana	Hitchcock	Odessa -
Gonzales	Crockett	Katy	Grandview
Hallettsville	Eustace	Liberty	Grant
Kingsland	Gilmer	Magnolia	Kermit Highway
La Grange	Grapeland	Mont Belvieu	Parkway
Lexington	Gun Barrel City	Nederland
New Braunfels	Jacksonville	Needville	Other West Texas Locations -
Pleasanton	Kerens	Shadow Creek	Big Spring
Round Rock	Longview	Sweeny	Brownfield
San Antonio	Mount Vernon	Tomball	Brownwood
Schulenburg	Palestine	Waller	Cisco
Seguin	Rusk	West Columbia	Comanche
Smithville	Seven Points	Wharton	Early
Thorndale	Teague	Winnie	Floydada
Weimar	Tyler-Beckham	Wirt	Gorman
Yoakum	Tyler-South Broadway		Levelland
Yorktown	Tyler-University	South Texas Area -	Littlefield
	Winnsboro		Merkel
Dallas/Fort Worth Area -		Corpus Christi -	Plainview
	Houston Area -	Airline	San Angelo
Dallas -		Carmel	Slaton
Abrams Centre	Houston -	Northwest	Snyder
Balch Springs	Aldine	Saratoga
Camp Wisdom	Allen Parkway	Water Street	Oklahoma
Cedar Hill	Bellaire		23rd Street
Dallas – Central Expressway	Beltway	Other South Texas Locations -	Edmond
Frisco	Clear Lake	Alice	Expressway
Frisco-West	Copperfield	Aransas Pass	I-240
Independence	Cypress	Beeville	Memorial
Kiest	Downtown	Edna	Norman
McKinney	Eastex
McKinney-Stonebridge	Fairfield

In connection with the proposed merger of FVNB Corp. into Prosperity Bancshares, Prosperity Bancshares has filed with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity's common stock to be issued to the shareholders of FVNB Corp. The registration statement includes a proxy statement/prospectus which has been sent to the shareholders of FVNB Corp. seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, FVNB CORP. AND THE PROPOSED TRANSACTION.

In connection with the proposed merger of F&M Bancorporation Inc. into Prosperity Bancshares, Prosperity Bancshares will file with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity's common stock to be issued to the shareholders of F&M Bancorporation. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of F&M Bancorporation seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, F&M BANCORPORATION INC. AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations. Prosperity's telephone number is (281) 269-7199.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This release contains, and the remarks by Prosperity's management on the conference call may contain, forward-looking statements within the meaning of the securities laws that are based on current expectations, assumptions, estimates and projections about Prosperity and its subsidiaries. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of Prosperity's control, which may cause actual results to differ materially from those expressed or implied by the forward-looking statements. These risks and uncertainties include but are not limited to whether Prosperity can: successfully identify acquisition targets and integrate the businesses of acquired companies and banks; continue to sustain its current internal growth rate or total growth rate; provide products and services that appeal to its customers; continue to have access to debt and equity capital markets; and achieve its sales objectives. Other risks include, but are not limited to: the possibility that credit quality could deteriorate; actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); a deterioration or downgrade in the credit quality and credit agency ratings of the securities in Prosperity's securities portfolio; customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations and interest rate fluctuations; and weather. These and various other factors are discussed in Prosperity's Annual Report on Form 10-K for the year ended December 31, 2012 and other reports and statements Prosperity has filed with the SEC. Copies of the SEC filings for Prosperity Bancshares® may be downloaded from the Internet at no charge from http://www.prosperitybankusa.com.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(In thousands)

	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012
Balance Sheet Data
(at period end)
Total loans	$ 6,182,589	$ 6,172,483	$ 5,263,024	$ 5,179,940	$ 5,079,103
Investment securities(A)	7,771,345	8,017,884	7,985,811	7,442,065	6,799,513
Federal funds sold	1,121	606	835	352	302
Allowance for credit losses	(59,913)	(56,176)	(55,049)	(52,564)	(50,927)
Cash and due from banks	269,987	250,542	180,577	325,952	207,650
Goodwill	1,351,782	1,350,834	1,235,743	1,217,162	1,200,098
Core deposit intangibles	25,233	26,688	26,514	26,159	28,092
Other real estate	7,432	10,244	9,913	7,234	8,846
Fixed assets, net	232,240	227,455	206,829	205,268	201,445
Other assets	272,463	270,158	227,117	232,005	237,997
Total assets	$ 16,054,279	$ 16,270,718	$ 15,081,314	$ 14,583,573	$ 13,712,119

Demand deposits	$ 3,368,357	$ 3,283,082	$ 2,995,828	$ 3,016,205	$ 2,827,748
Interest bearing deposits	9,087,442	9,225,568	8,717,639	8,625,639	8,126,849
Total deposits	12,455,799	12,508,650	11,713,467	11,641,844	10,954,597
Securities sold under repurchase agreements
	431,969	481,170	470,241	454,502	443,856
Federal funds purchased and other borrowings
	605,951	781,215	576,768	256,753	112,017
Junior subordinated debentures	85,055	85,055	85,055	85,055	85,055
Other liabilities	86,393	69,346	86,328	56,030	78,418
Total liabilities	13,665,167	13,925,436	12,931,859	12,494,184	11,673,943
Shareholders' equity(B)	2,389,112	2,345,282	2,149,455	2,089,389	2,038,176
Total liabilities and equity	$ 16,054,279	$ 16,270,718	$ 15,081,314	$ 14,583,573	$ 13,712,119

(A) Includes $8,588, $9,724, $12,054, $13,824 and $16,991, in unrealized gains on available for sale securities for the quarterly periods ending September 30, 2013, June 30, 2013, March 31, 2013, December 31, 2012 and September 30, 2012,  respectively.

(B) Includes $5,582, $6,321, $7,835, $8,986 and $11,044, in after-tax unrealized gains on available for sale securities for the quarterly periods ending September 30, 2013, June 30, 2013, March 31, 2013, December 31, 2012 and September 30, 2012, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(In thousands)

	Three Months Ended					Year-to-Date
	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012

Income Statement Data
Interest income:
Loans	$ 94,236	$ 89,842	$ 81,464	$ 82,727	$ 80,587	$ 265,542	$ 188,597
Securities(C)	41,961	39,384	36,548	34,956	37,025	117,893	113,418
Federal funds sold and other earning assets	16	76	19	36	21	111	108
Total interest income	136,213	129,302	118,031	117,719	117,633	383,546	302,123

Interest expense:
Deposits	8,314	9,170	8,690	8,217	9,395	26,174	26,269
Junior subordinated debentures	610	606	605	631	651	1,821	1,962
Securities sold under repurchase agreements	317	312	292	294	315	921	411
Other borrowings	439	472	362	276	379	1,273	1,076
Total interest expense	9,680	10,560	9,949	9,418	10,740	30,189	29,718
Net interest income	126,533	118,742	108,082	108,301	106,893	353,357	272,405
Provision for credit losses	4,025	2,550	2,800	3,550	1,800	9,375	2,550
Net interest income after provision for credit losses	122,508	116,192	105,282	104,751	105,093	343,982	269,855

Noninterest income:
Nonsufficient funds (NSF) fees	8,649	8,346	8,509	9,292	9,265	25,504	19,050
Debit card and ATM card income	4,307	7,007	6,487	6,683	6,246	17,801	14,374
Service charges on deposit accounts	3,169	3,304	2,931	2,877	3,362	9,404	9,006
Trust income	901	896	1,017	915	831	2,814	831
Mortgage income	931	1,567	991	1,120	1,437	3,489	1,350
Bank owned life insurance income	916	932	776	1,242	736	2,624	1,430
Net gain (loss) on sale of assets	126	(180)	1	(244)	(50)	(53)	13
Net (loss) gain on sale of other real estate	(864)	237	(105)	(113)	(597)	(732)	(344)
Other noninterest income	3,419	3,165	2,834	2,334	2,598	9,418	5,719
Total noninterest income	21,554	25,274	23,441	24,106	23,828	70,269	51,429

Noninterest expense:
Salaries and benefits	37,135	37,517	33,209	31,980	36,701	107,861	83,525
Core deposit intangibles amortization	1,455	1,341	1,755	1,932	2,007	4,551	5,297
Net occupancy and equipment	5,094	4,669	4,278	4,812	4,614	14,041	11,663
Depreciation	2,679	2,464	2,378	2,491	2,369	7,521	6,432
Debit card, data processing and software amortization	2,756	3,249	2,570	3,106	2,901	8,575	6,339
Regulatory assessments and FDIC insurance	2,516	2,579	2,395	2,365	2,107	7,490	5,314
Communications (includes telephone, courier and postage)	2,397	2,410	2,196	2,381	2,226	7,003	5,777
Other real estate expense	75	237	223	465	271	535	2,619
Other non-interest expense	7,430	6,834	6,763	7,436	7,046	21,027	14,523
Total noninterest expense	61,537	61,300	55,767	56,968	60,242	178,604	141,489
Net income before taxes	82,525	80,166	72,956	71,889	68,679	235,647	179,795
Federal income taxes	27,247	26,322	23,651	23,623	22,503	77,220	60,160
Net income available to common shareholders	$ 55,278	$ 53,844	$ 49,305	$ 48,266	$ 46,176	$ 158,427	$ 119,635

(C) Interest income on securities was reduced by net premium amortization of $15,136, $18,838, $22,710, $23,992 and $21,423 for the three month periods ended September 30, 2013, June 30, 2013, March 31, 2013, December 31, 2012 and September 30, 2012, respectively, and $56,685 and $42,897 for the nine month periods ended September 30, 2013 and 2012, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars and share amounts in thousands, except per share data and market prices)

	Three Months Ended					Year-to-Date
	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012

Profitability
Net income	$ 55,278	$ 53,844	$ 49,305	$ 48,266	$ 46,176	$ 158,427	$ 119,635

Basic earnings per share	$ 0.92	$ 0.89	$ 0.87	$ 0.86	$ 0.83	$ 2.68	$ 2.38
Diluted earnings per share	$ 0.91	$ 0.89	$ 0.86	$ 0.85	$ 0.82	$ 2.67	$ 2.37

Return on average assets(D)	1.37%	1.33%	1.33%	1.36%	1.32%	1.35%	1.35%
Return on average common equity(D)	9.31%	9.27%	9.23%	9.28%	9.10%	9.29%	9.08%
Return on average tangible common equity(D) (E)	22.14%	22.32%	22.30%	22.92%	21.59%	22.21%	21.80%
Tax equivalent net interest margin(F)	3.59%	3.43%	3.42%	3.53%	3.52%	3.48%	3.56%
Efficiency ratio(G)	41.59%	42.51%	42.40%	42.95%	46.07%	42.16%	43.69%

Liquidity and Capital Ratios
Equity to assets	14.88%	14.41%	14.25%	14.33%	14.86%	14.88%	14.86%
Tier 1 risk-based capital	14.74%	14.15%	14.77%	14.40%	14.43%	14.74%	14.43%
Total risk-based capital	15.55%	14.91%	15.61%	15.22%	15.26%	15.55%	15.26%
Tier 1 leverage capital	7.37%	7.07%	7.10%	7.10%	6.92%	7.37%	6.92%
Tangible equity to tangible assets(E)	6.90%	6.50%	6.42%	6.34%	6.49%	6.90%	6.49%

Other Data
Shares used in computed earnings per share
Basic	60,344	60,250	56,988	56,427	55,958	59,207	50,239
Diluted	60,504	60,394	57,134	56,554	56,093	59,362	50,393
Period end shares outstanding	60,383	60,315	57,014	56,447	56,058	60,383	56,058
Cash dividends paid per common share	$ 0.2150	$ 0.2150	$ 0.2150	$ 0.2150	$ 0.1950	$ 0.6450	$ 0.4100
Book value per share	$ 39.57	$ 38.88	$ 37.70	$ 37.02	$ 36.36	$ 39.57	$ 36.36
Tangible book value per share(E)	$ 16.76	$ 16.05	$ 15.56	$ 14.99	$ 14.45	$ 16.76	$ 14.45

Common Stock Market Price
High	$ 61.99	$ 52.38	$ 47.56	$ 43.54	$ 45.40	$ 61.99	$ 47.66
Low	51.85	44.33	42.38	38.56	38.90	42.38	38.90
Period end market price	61.84	51.79	47.39	42.00	42.62	61.84	42.62
Employees – FTE	2,454	2,496	2,304	2,266	2,260	2,454	2,260
Number of banking centers	218	219	224	217	213	218	213

(D) Interim periods annualized.
(E) Refer to the "Notes to Selected Financial Data" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.
(F) Net interest margin for all periods presented is calculated on an actual 365 day basis or 366 day basis.

(G) Calculated by dividing total noninterest expense, excluding credit loss provisions, by net interest income plus noninterest income, excluding net gains and losses on the sale of assets and securities.  Additionally, taxes are not part of this calculation.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

YIELD ANALYSIS	Three Months Ended
	Sep 30, 2013				Jun 30, 2013				Sep 30, 2012
	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate		Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate		Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate

Interest-Earning Assets:
Loans	$ 6,173,394	$ 94,236	6.06%		$ 6,114,598	$ 89,842	5.89%		$ 5,169,101	$ 80,587	6.20%
Investment securities	8,015,221	41,961	2.08%	(H)	7,964,157	39,384	1.98%	(H)	7,106,871	37,025	2.08%	(H)
Federal funds sold and other earning assets
	27,451	16	0.22%		35,113	76	0.87%		53,111	21	0.16%
Total interest earning assets	14,216,066	$ 136,213	3.80%		14,113,868	$ 129,302	3.67%		12,329,083	$ 117,633	3.80%
Allowance for credit losses	(56,765)				(57,754)				(53,944)
Noninterest-earning assets	2,034,968				2,114,816				1,730,120
Total assets	$ 16,194,269				$ 16,170,930				$ 14,005,259

Interest-Bearing Liabilities:
Interest-bearing demand deposits	$ 2,400,555	$ 1,708	0.28%		$ 2,580,750	$ 2,100	0.33%		$ 2,181,928	$ 2,273	0.41%
Savings and money market deposits	4,233,911	2,911	0.27%		4,261,466	3,172	0.30%		3,516,601	2,987	0.34%
Certificates and other time deposits	2,489,848	3,695	0.59%		2,543,895	3,898	0.61%		2,387,279	4,135	0.69%
Securities sold under repurchase agreements	455,276	317	0.28%		471,430	312	0.27%		438,410	315	0.29%
Federal funds purchased and other borrowings	772,083	439	0.23%		541,034	472	0.35%		512,739	379	0.29%
Junior subordinated debentures	85,055	610	2.85%		85,055	606	2.86%		85,055	651	3.04%
Total interest-bearing liabilities	10,436,728	9,680	0.37%	(I)	10,483,630	10,560	0.40%	(I)	9,122,012	10,740	0.47%	(I)

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	3,308,158				3,295,211				2,760,405
Other liabilities	73,571				69,741				92,873
Total liabilities	13,818,457				13,848,582				11,975,290
Shareholders' equity	2,375,812				2,322,348				2,029,969
Total liabilities and shareholders' equity	$ 16,194,269				$ 16,170,930				$ 14,005,259

Net interest income and margin		$ 126,533	3.53%			$ 118,742	3.37%			$ 106,893	3.45%

Non-GAAP to GAAP reconciliation:
Tax equivalent adjustment		2,028				2,063				2,138

Net interest income and margin (tax equivalent basis)
		$ 128,561	3.59%			$ 120,805	3.43%			$ 109,031	3.52%

(H) Yield on securities was impacted by net premium amortization of $15,136, $18,838, and $21,423 for the three month periods ended September 30, 2013, June 30, 2013 and September 30, 2012, respectively.

(I) Total cost of funds, including noninterest bearing deposits, was 0.28%, 0.31% and 0.36% for the three months ended September 30, 2013, June 30, 2013, and September 30, 2012, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

YIELD ANALYSIS	Year-to-Date
	Sep 30, 2013				Sep 30, 2012
	Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate		Average Balance	Interest Earned/ Interest Paid	Average Yield/ Rate

Interest-Earning Assets:
Loans	$ 5,853,924	$ 265,542	6.06%		$ 4,303,984	$ 188,597	5.85%
Investment securities	7,912,599	117,893	1.99%	(J)	5,983,102	113,418	2.53%	(J)
Federal funds sold and other earning assets	32,426	111	0.46%		66,771	108	0.22%
Total interest-earning assets	13,798,949	$ 383,546	3.72%		10,353,857	$ 302,123	3.90%
Allowance for credit losses	(55,933)				(52,104)
Noninterest-earning assets	2,000,425				1,498,332
Total assets	$ 15,743,441				$ 11,800,085

Interest-Bearing Liabilities:
Interest-bearing demand deposits	$ 2,545,983	$ 6,018	0.32%		$ 1,861,954	$ 6,425	0.46%
Savings and money market deposits	4,096,889	8,912	0.29%		3,031,269	8,020	0.35%
Certificates and other time deposits	2,468,518	11,244	0.61%		2,080,606	11,824	0.76%
Securities sold under repurchase agreements
	458,441	921	0.27%		197,775	411	0.28%
Federal funds purchased and other borrowings
	558,594	1,273	0.30%		465,505	1,076	0.31%
Junior subordinated debentures	85,055	1,821	2.86%		85,055	1,962	3.08%
Total interest bearing liabilities	10,213,480	30,189	0.40%	(K)	7,722,164	29,718	0.51%	(K)

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	3,182,349				2,267,876
Other liabilities	68,721				53,320
Total liabilities	13,464,550				10,043,360
Shareholders' equity	2,278,891				1,756,725
Total liabilities and shareholders' equity	$ 15,743,441				$ 11,800,085

Net interest income and margin		$ 353,357	3.42%			$ 272,405	3.51%

Non-GAAP to GAAP reconciliation:
Tax equivalent adjustment		6,216				3,866

Net interest income and margin (tax equivalent basis)
		$ 359,573	3.48%			$ 276,271	3.56%

(J) Yield on securities was impacted by net premium amortization of $56,685 and $42,897 for the nine month periods ended September 30, 2013 and September 30, 2012, respectively.
(K) Total cost of funds, including noninterest bearing deposits, was 0.30% and 0.40% for the nine months ended September 30, 2013 and September 30, 2012, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

	Three Months Ended					Year-to-Date
	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012

Adjustment to Loan Yield (L)
Interest on loans, as reported	$ 94,236	$ 89,842	$ 81,464	$ 82,727	$ 80,587	$ 265,542	$ 188,597
Less: Purchase accounting adjustment-loan discount accretion
	(16,421)	(12,031)	(14,292)	(14,523)	(11,188)	(42,744)	(11,889)
Interest on loans without discount accretion	$ 77,815	$ 77,811	$ 67,172	$ 68,204	$ 69,399	$ 222,798	$ 176,708
Average loans	$ 6,173,394	$ 6,114,598	$ 5,263,784	$ 5,140,163	$ 5,169,101	$ 5,853,924	$ 4,303,984
Loan yield without discount accretion	5.00%	5.10%	5.18%	5.28%	5.34%	5.09%	5.48%
Loan yield, as reported	6.06%	5.89%	6.28%	6.40%	6.20%	6.06%	5.85%

	Three Months Ended					Year-to-Date
	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012

Adjustment to Securities Yield (L)
Interest on securities, as reported	$ 41,961	$ 39,384	$ 36,548	$ 34,956	$ 37,025	$ 117,893	$ 113,418
Add: Purchase accounting adjustment- securities amortization	2,275	2,599	3,106	3,540	3,451	7,980	3,451
Interest on securities including amortization	$ 44,236	$ 41,983	$ 39,654	$ 38,496	$ 40,476	$ 125,873	$ 116,869
Average securities	$ 8,015,221	$ 7,964,157	$ 7,755,567	$ 7,228,418	$ 7,106,871	$ 7,912,599	$ 5,983,102
Securities yield without purchase accounting adjustment	2.19%	2.11%	2.07%	2.12%	2.27%	2.13%	2.61%
Securities yield, as reported	2.08%	1.98%	1.91%	1.92%	2.08%	1.99%	2.53%

Net Interest Margin (tax equivalent basis, excluding purchase accounting adjustments to yield)
	3.19%	3.09%	3.08%	3.18%	3.16%	3.13%	3.46%

Net Interest Margin (tax equivalent basis), as reported	3.59%	3.43%	3.42%	3.53%	3.52%	3.48%	3.56%

Net income available to common shareholders, as reported
	$ 55,278	$ 53,844	$ 49,305	$ 48,266	$ 46,176	$ 158,427	$ 119,635
Less: Purchase accounting adjustments, net of tax (M)	(9,476)	(6,335)	(7,560)	(7,374)	(5,202)	(23,371)	(5,615)
Net income available to common shareholders, adjusted	$ 45,802	$ 47,509	$ 41,745	$ 40,892	$ 40,974	$ 135,056	$ 114,020

	Acquired Loans Accounted for Under ASC 310-20			Acquired Loans Accounted for Under ASC 310-30			Total Loans Accounted for Under ASC 310-20 and 310-30
	Balance at Acquisition Date	Balance at Jun 30, 2013	Balance at Sep 30, 2013	Balance at Acquisition Date	Balance at Jun 30, 2013	Balance at Sep 30, 2013	Balance at Acquisition Date		Balance at Jun 30, 2013	Balance at Sep 30, 2013
Loan marks:
Previouly acquired banks (N)	$ 81,328	$ 37,832	$ 32,842	$ 28,764	$ 22,989	$ 21,977	$ 110,092		$ 60,821	$ 54,819
2013 acquisitions (O)	29,440	24,695	19,101	23,414	22,571	19,122	52,854		47,266	38,223
Total	$ 110,768	$ 62,527	$ 51,943	$ 52,178	$ 45,560	$ 41,099	$ 162,946		$ 108,087	$ 93,042

Acquired portfolio loan balances:
Previouly acquired banks (N)	$ 1,298,380	$ 653,945	$ 602,128	$ 57,979	$ 43,505	$ 39,715	$ 1,356,359		$ 697,450	$ 641,843
2013 acquisitions (O)	939,804	775,372	595,119	54,083	53,754	37,639	993,887		829,126	632,758
Total	$ 2,238,184	$ 1,429,317	$ 1,197,247	$ 112,062	$ 97,259	$ 77,354	$ 2,350,246	(P)	$ 1,526,576	$ 1,274,601

(L) Non-GAAP financial measure.

(M) Using effective tax rate of 33.0%, 32.8%, 32.45, 32.9% and 32.8% for the three month periods ended September 30, 2013, June 30, 2013, March 31, 2013, December 31, 2012 and September 30, 2012, respectively, and 32.8% and 33.0% for the nine month periods ended September 30, 2013 and 2012, respectively.

(N) Includes Bank of Texas, Bank Arlington, ASB and Community National which were acquired in 2012.
(O) Includes East Texas Financial Services and Coppermark Bank.
(P) Actual principal balances acquired.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)

	Three Months Ended
	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012
YIELD TREND

Interest-Earning Assets:
Loans	6.06%	5.89%	6.28%	6.40%	6.20%
Investment securities (Q)	2.08%	1.98%	1.91%	1.92%	2.08%
Federal funds sold and other earning assets	0.22%	0.87%	0.22%	0.19%	0.16%
Total interest-earning assets	3.80%	3.67%	3.67%	3.76%	3.80%

Interest-Bearing Liabilities:
Interest-bearing demand deposits	0.28%	0.33%	0.34%	0.31%	0.41%
Savings and money market deposits	0.27%	0.30%	0.30%	0.29%	0.34%
Certificates and other time deposits	0.59%	0.61%	0.62%	0.64%	0.69%
Securities sold under repurchase agreements	0.28%	0.27%	0.26%	0.25%	0.29%
Federal funds purchased and other borrowings	0.23%	0.35%	0.41%	0.40%	0.29%
Junior subordinated debentures	2.85%	2.86%	2.88%	2.95%	3.04%
Total interest-bearing liabilities	0.37%	0.40%	0.42%	0.41%	0.47%

Net Interest Margin	3.53%	3.37%	3.36%	3.46%	3.45%
Net Interest Margin (tax equivalent)	3.59%	3.43%	3.42%	3.53%	3.52%

(Q) Yield on securities was impacted by net premium amortization of $15,136, $18,838, $22,710, $23,992 and $21,423 for the three month periods ended September 30, 2013, June 30, 2013, March 31, 2013, December 31, 2012 and September 30, 2012, respectively.

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(In thousands)

	Three Months Ended
	Sep 30, 2013	June 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012
Balance Sheet Averages
Total loans	$ 6,173,394	$ 6,114,598	$ 5,263,784	$ 5,140,163	$ 5,169,101
Investment securities	8,015,221	7,964,157	7,755,567	7,228,418	7,106,871
Federal funds sold and other earning assets
	27,451	35,113	34,793	75,135	53,111
Total interest-earning assets	14,216,066	14,113,868	13,054,144	12,443,716	12,329,083
Allowance for credit losses	(56,765)	(57,754)	(53,242)	(50,775)	(53,944)
Cash and due from banks	189,082	279,271	206,990	198,797	206,124
Goodwill	1,351,236	1,331,568	1,226,332	1,211,596	1,157,330
Core Deposit Intangibles (CDI)	25,938	25,893	25,244	27,108	17,280
Other real estate	9,494	19,605	11,789	9,571	11,600
Fixed assets, net	231,480	223,769	207,517	206,869	192,542
Other assets	227,738	234,710	171,589	190,815	145,244
Total assets	$ 16,194,269	$ 16,170,930	$ 14,850,363	$ 14,237,697	$ 14,005,259

Noninterest-bearing deposits	$ 3,308,158	$ 3,295,211	$ 2,939,621	$ 2,963,998	$ 2,760,405
Interest-bearing demand deposits	2,400,555	2,580,750	2,659,489	2,328,969	2,181,928
Savings and money market deposits	4,233,911	4,261,466	3,790,416	3,600,109	3,516,601
Certificates and other time deposits	2,489,848	2,543,895	2,370,499	2,366,155	2,387,279
Total deposits	12,432,472	12,681,322	11,760,025	11,259,231	10,846,213
Securities sold under repurchase agreements
	455,276	471,430	448,542	459,998	438,410
Federal funds purchased and other borrowings
	772,083	541,034	358,120	272,239	512,739
Junior subordinated debentures	85,055	85,055	85,055	85,055	85,055
Other liabilities	73,571	69,741	62,716	80,085	92,873
Shareholders' equity	2,375,812	2,322,348	2,135,905	2,081,089	2,029,969
Total liabilities and equity	$ 16,194,269	$ 16,170,930	$ 14,850,363	$ 14,237,697	$ 14,005,259

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

	Sep 30, 2013		Jun 30, 2013		Mar 31, 2013		Dec 31, 2012		Sep 30, 2012
Period End Balances

Loan Portfolio
Commercial and other	$ 1,028,799	16.6%	$ 999,677	16.2%	$ 760,531	14.5%	$ 798,882	15.4%	$ 792,247	15.6%
Construction	703,193	11.4%	694,585	11.2%	575,307	10.9%	550,768	10.6%	496,417	9.8%
1-4 family residential	1,503,771	24.4%	1,452,268	23.7%	1,338,936	25.5%	1,255,765	24.3%	1,213,872	23.9%
Home equity	211,742	3.4%	208,739	3.4%	203,815	3.9%	186,801	3.6%	183,844	3.6%
Commercial real estate	2,304,862	37.2%	2,390,820	38.6%	1,993,518	37.8%	1,990,642	38.4%	1,976,112	38.9%
Agriculture (includes farmland)	321,518	5.2%	314,945	5.1%	286,789	5.4%	285,637	5.5%	304,134	6.0%
Consumer	108,704	1.8%	111,449	1.8%	104,128	2.0%	111,445	2.2%	112,477	2.2%
Total loans	$ 6,182,589		$ 6,172,483		$ 5,263,024		$ 5,179,940		$ 5,079,103

Deposit Types
Noninterest-bearing DDA	$ 3,368,357	27.0%	$ 3,283,082	26.0%	$ 2,995,828	25.6%	$ 3,016,205	25.9%	$ 2,827,748	25.8%
Interest-bearing DDA	2,366,997	19.0%	2,483,428	19.9%	2,521,998	21.5%	2,626,331	22.6%	2,208,568	20.2%
Money Market	2,834,172	22.8%	2,868,880	23.0%	2,509,501	21.4%	2,362,454	20.3%	2,303,680	21.0%
Savings	1,413,153	11.3%	1,371,214	11.0%	1,345,044	11.5%	1,293,552	11.1%	1,276,271	11.7%
Certificates and other time deposits	2,473,120	19.9%	2,502,046	20.1%	2,341,096	20.0%	2,343,302	20.1%	2,338,330	21.3%
Total deposits	$ 12,455,799		$ 12,508,650		$ 11,713,467		$ 11,641,844		$ 10,954,597

Loan to Deposit Ratio	49.6%		49.3%		44.9%		44.5%		46.4%

Construction Loans
Single family residential construction
	$ 239,980	33.5%	$ 234,257	32.9%	$ 177,218	30.6%	$ 161,401	29.2%	$ 150,959	30.1%
Land development	60,927	8.6%	63,857	9.0%	42,520	7.4%	42,199	7.6%	38,075	7.6%
Raw land	52,789	7.4%	59,701	8.4%	46,672	8.1%	58,794	10.6%	47,620	9.5%
Residential lots	95,361	13.4%	91,018	12.8%	93,598	16.2%	92,697	16.8%	97,445	19.4%
Commercial lots	58,085	8.2%	60,960	8.6%	64,394	11.2%	63,716	11.5%	63,418	12.7%
Commercial construction and other
	204,940	28.9%	200,633	28.3%	153,047	26.5%	134,427	24.3%	103,677	20.7%
Net unaccreted discount	(8,889)		(15,841)		(2,142)		(2,466)		(4,777)
Total construction loans	$ 703,193		$ 694,585		$ 575,307		$ 550,768		$ 496,417

Prosperity Bancshares, Inc.®
Financial Highlights (Unaudited)
(Dollars in thousands)

	Three Months Ended
	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012

Asset Quality
Nonaccrual loans	$ 4,954	$ 4,295	$ 7,529	$ 5,382	$ 5,063
Accruing loans 90 or more
days past due	283	325	642	331	132
Total non-performing loans	5,237	4,620	8,171	5,713	5,195
Repossessed assets	18	-	49	68	10
Other real estate	7,432	10,244	9,913	7,234	8,846
Total nonperforming assets	$ 12,687	$ 14,864	$ 18,133	$ 13,015	$ 14,051

Nonperforming assets:
Commercial	$ 1,223	$ 1,191	$ 3,896	$ 1,568	$ 1,599
Construction	4,611	5,898	3,678	3,522	3,182
1-4 family (including home equity)	2,441	2,112	3,746	3,081	3,089
Commercial real estate (including multi-family)	4,233	4,330	5,533	2,608	4,671
Agriculture	23	1,213	1,183	1,463	1,476
Consumer and other	156	120	97	773	34
Total	$ 12,687	$ 14,864	$ 18,133	$ 13,015	$ 14,051

Number of loans/properties	128	123	124	116	119

Allowance for credit losses at
end of period	$ 59,913	$ 56,176	$ 55,049	$ 52,564	$ 50,927

Net charge-offs:
Commercial	$ 119	$ 148	$ 59	$ 205	$ (511)
Construction	(30)	124	(56)	21	155
1-4 family (including home equity)	15	35	102	65	251
Commercial real estate (including
multi-family)	(471)	801	(57)	1,012	800
Agriculture	13	13	(7)	70	(30)
Consumer and other	642	302	274	540	590
Total	$ 288	$ 1,423	$ 315	$ 1,913	$ 1,255

Asset Quality Ratios
Nonperforming assets to average earning assets
	0.09%	0.11%	0.14%	0.10%	0.11%
Nonperforming assets to loans and other real estate
	0.20%	0.24%	0.34%	0.25%	0.28%
Net charge-offs to average loans (annualized)
	0.02%	0.09%	0.02%	0.15%	0.08%
Allowance for credit losses to total loans
	0.97%	0.91%	1.05%	1.01%	1.00%
Allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20 and 310-30) (E)

	1.20%	1.18%	1.25%	1.22%	1.27%

Prosperity Bancshares, Inc.®
Notes to Selected Financial Data (Unaudited)
(Dollars and share amounts in thousands, except per share data)

Consolidated Financial Highlights

NOTES TO SELECTED FINANCIAL DATA

Prosperity's management uses certain non−GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Prosperity reviews tangible book value per share, return on average tangible common equity and the tangible equity to tangible assets ratio for internal planning and forecasting purposes. In addition, due to the application of purchase accounting, Prosperity uses certain non-GAAP measures and ratios that exclude the impact of these items to evaluate its allowance for credit losses to total loans (excluding acquired loans accounted for under ASC Topics 310-20 and 310-30). Prosperity has included in this Earnings Release information relating to these non-GAAP financial measures for the applicable periods presented. Prosperity believes these non-GAAP financial measures provide information useful to investors in understanding Prosperity's financial results and Prosperity believes that its presentation, together with the accompanying reconciliations, provides a complete understanding of factors and trends affecting Prosperity's business and allows investors to view performance in a manner similar to management, the entire financial services sector, bank stock analysts and bank regulators. Further, Prosperity believes that these non-GAAP measures provide useful information by excluding certain items that may not be indicative of its core operating earnings and business outlook. These non-GAAP measures should not be considered a substitute for GAAP basis measures and results and Prosperity strongly encourages investors to review its consolidated financial statements in their entirety and not to rely on any single financial measure. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names.

	Three Months Ended					Year-to-Date
	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012

Return on average tangible common equity:
Net income	$ 55,278	$ 53,844	$ 49,305	$ 48,266	$ 46,176	$ 158,427	$ 119,635
Average shareholders' equity	$ 2,375,812	$ 2,322,348	$ 2,135,905	$ 2,081,089	$ 2,029,969	$ 2,278,891	$ 1,756,725
Less: Average goodwill and other intangible assets	(1,377,174)	(1,357,461)	(1,251,576)	(1,238,704)	(1,174,610)	(1,325,214)	(1,025,116)
Average tangible shareholders' equity	$ 998,638	$ 964,887	$ 884,329	$ 842,385	$ 855,359	$ 953,677	$ 731,609
Return on average tangible common equity:	22.14%	22.32%	22.30%	22.92%	21.59%	22.21%	21.80%

Tangible book value per share:
Shareholders' equity	$ 2,389,112	$ 2,345,282	$ 2,149,455	$ 2,089,389	$ 2,038,176	$ 2,389,112	$ 2,038,176
Less: Goodwill and other intangible assets	(1,377,015)	(1,377,522)	(1,262,257)	(1,243,321)	(1,228,190)	(1,377,015)	(1,228,190)
Tangible shareholders' equity	$ 1,012,097	$ 967,760	$ 887,198	$ 846,068	$ 809,986	$ 1,012,097	$ 809,986

Period end shares outstanding	60,383	60,315	57,014	56,447	56,058	60,383	56,058
Tangible book value per share:	$ 16.76	$ 16.05	$ 15.56	$ 14.99	$ 14.45	$ 16.76	$ 14.45

Tangible equity to tangible assets ratio:
Tangible shareholders' equity	$ 1,012,097	$ 967,760	$ 887,198	$ 846,068	$ 809,986	$ 1,012,097	$ 809,986

Total assets	$ 16,054,279	$ 16,270,718	$ 15,081,314	$ 14,583,573	$ 13,712,119	$ 16,054,279	$ 13,712,119
Less: Goodwill and other intangible assets	(1,377,015)	(1,377,522)	(1,262,257)	(1,243,321)	(1,228,190)	(1,377,015)	(1,228,190)
Tangible assets	$ 14,677,264	$ 14,893,196	$ 13,819,057	$ 13,340,252	$ 12,483,929	$ 14,677,264	$ 12,483,929

Tangible equity to tangible assets ratio:	6.90%	6.50%	6.42%	6.34%	6.49%	6.90%	6.49%

Prosperity Bancshares, Inc.®
Notes to Selected Financial Data (Unaudited)
(Dollars in thousands)

	Sep 30, 2013	Jun 30, 2013	Dec 31, 2012
Allowance for credit losses to total loans, excluding acquired loans:

Allowance for credit losses	$ 59,913	$ 56,176	$ 52,564
Total loans	$ 6,182,589	$ 6,172,483	$ 5,179,940
Less: Fair value of acquired loans accounted for under ASC
Topics 310-20 and 310-30 (does not include new production)	$ 1,181,559	$ 1,418,489	$ 887,953
Total loans less acquired loans	$ 5,001,030	$ 4,753,994	$ 4,291,987
Allowance for credit losses to total loans, excluding
acquired loans (non-GAAP basis)	1.20%	1.18%	1.22%

CONTACT: David Zalman, Chairman and Chief Executive Officer, 281.269.7199, david.zalman@prosperitybankusa.com